Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Six Months Ended August 3, 2013 and July 28, 2012

and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Six Months Ended		Fiscal Year Ended
	Aug 3,	Jul. 28,	Feb. 2,	Jan. 28,	Jan. 29,	Jan. 30,	Jan. 31,
(dollars in millions)	2013	2012	2013	2012	2011	2010	2009
Earnings from continuing operations before income taxes	$1,739	$2,173	$4,609	$4,456	$4,495	$3,872	$3,536
Capitalized interest, net	(7)	(4)	(12)	5	2	(9)	(48)
Adjusted earnings from continuing operations before income taxes	1,732	2,169	4,597	4,461	4,497	3,863	3,488
Fixed charges:
Interest expense(a)	374	383	799	797	776	830	956
Interest portion of rental expense	55	56	111	111	110	105	103
Total fixed charges	429	439	910	908	886	935	1,059
Earnings from continuing operations before income taxes and fixed charges(b)	$2,161	$2,608	$5,507	$5,369	$5,383	$4,798	$4,547
Ratio of earnings to fixed charges	5.04	5.94	6.05	5.91	6.08	5.13	4.29

(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.

(b) Includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.

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